America's Community Bankers
Shaping Our Future

COMMUNITY BANK INVESTOR CONFERENCE

MAY 18-19, 2005

PROVIDENT

Provident Financial Holdings, Inc.

www. myprovident.com

Safe-Harbor Statement

This presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the California real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2004. Forward-looking statements are effective only as of the date that they are made and the Company assumes no obligation to update this information.

Provident Financial Holdings, Inc.

Market Highlights

Provident Financial Holdings, Inc.	
Nasdaq NM:	PROV
Share price:	$27.95
52-week range:	$22.30 - $30.96
Shares outstanding	6,973,715 shares
Market cap:	$194.9 million
P/E (ttm):	10.96
EPS (ttm):	$2.55
Annual div & yield:	$0.56 (2.00%)
Div distribution date:	10-Jun-05
Div record date:	20-May-05
As of May 4, 2005.	

Organizational Chart



Provident Financial Holdings (Holding Company)
Mortgage Banking (Provident Bank Mortgage)
Provident Bank
Community Banking (Provident Bank)
Provident Financial Corp
Real Estate Operations

PROV Overview

Provident Financial Holdings, Inc.

Regional Banking Services Company Based in the Inland Empire Area of Southern California

- Strong organic growth rate
- Expanding customer base and market
- Strong mortgage operations
- Outstanding asset quality
- Largest independent community bank headquartered in Riverside County, California

Provident Financial Holdings, Inc.

PROV Overview

Southern California


San Luis Obispo
Kern
San Bernardino
Santa Barbara
Ventura
Los Angeles
Orange
San Diego
Imperial

Provident Bank

Full Service Offices:

- Blythe
- Canyon Crest, Riverside
- Corona
- Corporate Office, Riverside
- Downtown, Riverside
- Hemet
- Moreno Valley
- Orangecrest, Riverside
- Rancho Mirage
- Redlands
- Sun City
- Temecula

Provident Bank Mortgage

Wholesale Office:

- Rancho Cucamonga

Retail Offices:

- Call Center, Riverside
- City of Industry
- Corona
- Fullerton
- Glendora
- Huntington Beach
- La Quinta
- Rancho Mirage
- Riverside
- Torrance

Provident Financial Holdings, Inc.

Attractive Inland Empire Market

- "This fast population growth has continued since the 2000 Census, with Riverside ranking as the 3rd fastest growing county of the 3,100 counties in the nation and San Bernardino as the 6th fastest growing county."
  Source: Inland Empire 2004 Indicators Report.
- "The Inland Empire is a leader in job creation for the Southern California region. It has added new jobs every year for the last twenty years. Even during the 1990s when Southern California lost over 500,000 jobs, the Inland Empire gained jobs. Since 1990, the Inland Empire easily outdistances its other peer counties in California, gaining over 372,000 jobs even as Los Angeles County lost 151,000 jobs."
  Source: Inland Empire 2004 Indicators Report.
- "With housing affordability in Southern California's higher income coastal counties down to 11% in San Diego, 13% in Orange and 17% in Los Angeles counties, buyers are migrating to the Inland Empire causing soaring demand for housing from entry level to high-end."
  Source: January 2005 Inland Empire Quarterly Economic Report.

Business Strategy

Provident Financial Holdings, Inc.

Holding Company

- Prudent share repurchase program
- Prudent cash dividend policy

Provident Bank

- Asset growth - loans vs. investments
- Loan portfolio mix - “preferred loans” vs. single-family loans
- Deposit growth vs. wholesale funding

Provident Bank Mortgage

- Loan origination mix - purchase vs. refinance
- High margin products - e.g. seconds, alt-A fixed and alt-A adjustable loans vs. all other loans

Provident Financial Holdings, Inc.

PROV Highlights

Financial Position:	As of 03/31/2005	As of 12/31/2003
Total assets	$ 1.62 billion	$ 1.30 billion
Loans held for investment	$ 1.10 billion	$ 870.1 million
Deposits	$ 943.5 million	$ 810.0 million
Equity	$ 119.5 million	$ 105.1 million
Tangible equity	$ 119.4 million	$ 105.0 million

Financial Results:	Quarter Ended 03/31/2005	Quarter Ended 12/31/2003
Net income	$ 4.6 million	$ 3.1 million
Return on average equity	15.48%	11.90%
Return on average assets	1.20%	0.99%
Net interest margin	2.98%	2.95%
Efficiency ratio	48.45%	55.92%
Total loan originations	$ 510.9 million	$ 384.2 million
Provident Bank	$ 72.4 million	$ 57.1 million
Provident Bank Mortgage	$ 438.5 million	$ 327.1 million

Quarterly Net Income



37% C.A.G.R.*
(In millions)
$5.0
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$ -
$3.1
$4.1
$4.3
$4.3
$5.0
$4.6
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/03 through 03/31/05.

Pre-Tax Income - Operating Segments


(In millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
$2.8
$2.6
$4.4
$2.7
$3.9
$4.2
$3.3
$4.5
$4.1
$4.5
$4.9
$3.2
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)
Community Banking
Mortgage Banking

Provident Financial Holdings, Inc.

Quarterly Net Interest Income



20% C.A.G.R.*
(In millions)
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$ -
$8.8
$9.6
$9.4
$10.0
$10.4
$11.0
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/03 through 03/31/05.

Provident Financial Holdings, Inc.

Non-Interest Income

(In millions)



$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$ -
$1.4
$2.7
$1.3
$3.6
$1.6
$4.8
$1.7
$4.4
$1.4
$5.1
$1.2
$4.2
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)
Gain on Sale of Loans
Other Fees

Operating Expenses



(In millions)
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
$7.2
$7.0
$7.6
$7.6
$8.0
$7.9
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)

Net Interest Margin



3.10%
3.05%
3.00%
2.95%
2.90%
2.85%
2.95%
3.09%
2.95%
3.03%
2.93%
2.98%
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)

G&A to Average Assets



2.35%
2.30%
2.25%
2.20%
2.15%
2.10%
2.05%
2.00%
1.95%
2.31%
2.12%
2.28%
2.22%
2.18%
2.07%
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)

Efficiency Ratio

Provident Financial Holdings, Inc.


55.92%
48.12%
48.02%
47.43%
47.65%
48.45%
56.00%
54.00%
52.00%
50.00%
48.00%
46.00%
44.00%
42.00%
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)

Provident Financial Holdings, Inc.

Return on Average Assets



1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.99%
1.25%
1.29%
1.24%
1.37%
1.20%
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)

Return on Average Equity

PROVIDENT
Provident Financial Holdings, Inc.



18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
11.90%
15.33%
15.47%
15.35%
17.60%
15.48%
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)

Provident Financial Holdings, Inc.

Diluted Earnings per Share



37% C.A.G.R.*
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$ -
$0.43
$0.57
$0.60
$0.60
$0.71
$0.64
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/03 through 03/31/05.

Book Value per Share



14% C.A.G.R.*
$17.50
$17.00
$16.50
$16.00
$15.50
$15.00
$14.50
$14.00
$13.50
$13.00
$14.55 $14.52
$15.26 $15.24
$15.51 $15.49
$16.03 $16.01
$16.60 $16.59
$17.09 $17.08
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)
Book Value per Share
Tangible Book Value per Share

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/03 through 03/31/05.

PROVIDENT
Provident Financial Holdings, Inc.

Community Banking

PROVIDENT Bank™

More for you everyday.

PROVIDENT
Provident Financial Holdings, Inc.

Total Assets


(In millions)
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$ -
20% C.A.G.R.*
$1,298
$1,374
$1,319
$1,446
$1,516
$1,623
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/03 through 03/31/05.

Loan to Investment Mix



(In millions)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$ -
$291
$277
$253
$269
$263
$249
$870
$881
$863
$957
$1,039
$1,098
20% C.A.G.R.*
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)
Loans Held for Investment
Investment Securities

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/03 through 03/31/05.

Provident Bank Loan Originations ("Preferred Loans")

Provident Financial Holdings, Inc.



(In millions)
22% C.A.G.R.*
$90
$80
$70
$60
$50
$40
$30
$20
$10
$-
$57
$67
$72
$85
$62
$72
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/03 through 03/31/05.

Provident Financial Holdings, Inc.

Loan Portfolio Mix
(Loans Held for Investment)


(In millions)
$800
$700
$600
$500
$400
$300
$200
$100
$ -
$778
$308
$12
As of 03/31/2005
Single-Family
"Preferred Loans"
Other


(In millions)
$700
$600
$500
$400
$300
$200
$100
$ -
$641
$221
$8
As of 12/31/2003
Single-Family
"Preferred Loans"
Other

"Preferred Loans" - Multi-Family, Commercial RE, Construction and Commercial Business loans.

Asset Quality

Provident Financial Holdings, Inc.

Non-Performing Assets ("NPA") & NPA to Total Assets



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
($ in thousands)
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
(Percentage)

	12/03	03/04	06/04	09/04	12/04	03/05
Non-Performing Assets	$2,497	$1,509	$1,085	$1,074	$1,146	$584
NPA to Total Assets	0.19%	0.11%	0.08%	0.07%	0.08%	0.04%

Provident Financial Holdings, Inc.

Transaction Accounts, CDs & Borrowings


(In millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$-
$357
$253
$557
$385
$281
$564
$325
$290
$561
$426
$331
$544
$463
$381
$530
$530
$425
$518
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)
Transaction Accounts
CDs
Borrowings

Deposit Composition


(In millions)
As of 03/31/2005
$450
$400
$350
$300
$250
$200
$150
$100
$50
$ -
$425
$292
$132
$44
$50
CD's
Savings
Interest Checking
Money Market
Non-Interest Checking


(In millions)
As of 12/31/2003
$400
$350
$300
$250
$200
$150
$100
$50
$ -
$253
$357
$108
$46
$46
CD's
Savings
Interest Checking
Money Market
Non-Interest Checking

Mortgage Banking

PROVIDENT
Provident Financial Holdings, Inc.

PROVIDENT
Bank Mortgage™

Faster funded home loans.

Provident Financial Holdings, Inc.

Provident Bank Mortgage Loan Originations


(In millions)
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$ -
$138
$189
$71
$247
$74
$314
$145
$291
$157
$308
$109
$330
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)
Saleable
Portfolio

Provident Financial Holdings, Inc.

PBM Purchase vs. Refinance


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Refinance (%)
Purchase (%)

	12/03	03/04	06/04	09/04	12/04	03/05
Refinance	38%	47%	42%	32%	37%	40%
Purchase	62%	53%	58%	68%	63%	60%

(Quarter Ended)

“High Margin” vs. “Low Margin” Products


(In millions)
$350
$300
$250
$200
$150
$100
$50
$-
$121
$68
$127
$120
$126
$188
$74
$217
$98
$210
$104
$226
160% C.A.G.R.*
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)
"High Margin" Products
"Low Margin" Products

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/03 through 03/31/05.

Gain on Sale Margin



1.54%
1.17% *
1.54%
1.53%
1.51%
1.15%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)

* Implemented SEC Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments."

Provident Financial Holdings, Inc.

Capital Management

Stockholders' Equity


(In millions)
$120
$115
$110
$105
$100
$95
11% C.A.G.R.*
$105
$110
$110
$112
$116
$120
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/03 through 03/31/05.

Share Repurchase Program



120,000
100,000
80,000
60,000
40,000
20,000
0
(# of Shares)

	12/03	03/04	06/04	09/04	12/04	03/05
Shares Repurchased	0	25,000	116,669	110,000	0	28,470
Average Cost per Share	$0.00	$23.65	$24.03	$23.23	$0.00	$27.94

(Quarter Ended)

Cash Dividend per Share

Provident Financial Holdings, Inc.



$0.14
$0.12
$0.10
$0.08
$0.06
$0.04
$0.02
$ -
$0.07
$0.10
$0.10
$0.10
$0.14
$0.14
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)

Provident Financial Holdings, Inc.

Consolidated Capital Ratio



8.40%
8.20%
8.00%
7.80%
7.60%
7.40%
7.20%
7.00%
6.80%
8.10%
8.09%
8.00%
7.99%
8.34%
8.33%
7.75%
7.74%
7.68%
7.67%
7.36%
7.36%
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)
Equity to Assets
Tangible Equity to Assets

Bank Capital Ratio


Tier 1 Core Capital Ratio
7.00%
6.80%
6.60%
6.40%
6.20%
6.00%
5.80%
5.60%
6.62%
6.43%
6.90%
6.43%
6.31%
6.05%
12/03
03/04
06/04
09/04
12/04
03/05
(Quarter Ended)

Provident Financial Holdings, Inc.

Stock Performance



$160
$150
$140
$130
$120
$110
$100
$90

	Sep 2003	Dec 2003	Mar 2004	Jun 2004	Sep 2004	Dec 2004	Feb 2005
PROV	$100	$121	$131	$120	$148	$147	$144
Nasdaq Bank Index	$100	$112	$113	$114	$117	$128	$120
Nasdaq Stock Index	$100	$112	$111	$114	$106	$122	$115

Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on September 30, 2003 and that all dividends were reinvested.

PROVIDENT™

Provident Financial Holdings, Inc.

PROV™

NASDAQ

LISTED

www.myprovident.com